PROMISSORY NOTE


$2,949,963.33                                                   October 19, 2004


     FOR VALUE RECEIVED, AMERICAN FIRE RETARDANT CORP., INC., a Nevada corporation ("Payor"), promises to pay to the order of ALFRED M. BAYER and
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DARLENE  BAYER, at 1479 Cottonwood Street, Ontario, California 91761, California
("Holders"), or at such other place as the Holder hereof may designate, the principal sum of Two Million Nine Hundred Fifty-Three Thousand Fixty-Six and Forty-Seven Hundredths Dollars ($2,949,963.33) with interest on the full unpaid balance (before default) at the rate of two and twenty-four hundredths percent (2.24%) per annum, compounded monthly.

     The principal and interest of the Note shall be repaid in eighteen monthly installments of One Hundred Fifty Thousand Dollars ($150,000) each, the first payment being due November 1, 2004 and each succeeding payment being due on the first day of the succeeding month. In addition, two additional payments of One Hundred Fifty Thousand Dollars ($150,000) each shall be due on March 31, 2005 and December 31, 2005.

     If any payment due under this Note is not made within ten (10) calendar days of the date the payment is due, an amount equal to five percent (5%) of the payment that is due (hereinafter the "Late Payment") shall be added to the unpaid principal balance and forthwith paid to the Holders as liquidated damages.

     In the event of default hereunder, in addition to the Late Payment, the unpaid principal balance shall bear interest at the rate of eighteen percent (18%) per annum from the date of default until paid. Holders may accelerate the maturity of this Note in the event there is any default under this Note. On the acceleration of the maturity of this Note, the entire principal balance and accrued interest thereon shall become immediately due and payable.

     If any interest to be charged under this Note would exceed the maximum amount allowed by law for an obligation of this kind, the interest to be charged under this Note is automatically reduced by virtue of this paragraph to the maximum amount allowed by law for an obligation of this kind, and the enforceability of this Note is not otherwise affected by such reduction.

     Payor shall have the right to prepay, at any time without penalty, all or any portion of principal and/or accrued interest, provided that any partial payments shall be deemed applied first to accrued interest and then to principal.


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     All  amounts  advanced  by the Holders of this Note to protect the Holders'
rights under this Note shall bear interest at the rate of interest then in effect on this Note, including any default rate of interest.

     Payor waives the application of the statute of limitations as a defense to the enforcement of this Note. Payor waives presentment, notice of dishonor, and protest.

     The rights and obligations arising from this Note shall be governed by, and construed according to, the law of California.

     Payor hereby consents to the jurisdiction and venue of any court (state or federal) sitting in Orange County, California.

     If any action is instituted to enforce this Note, the prevailing party shall be awarded all costs of litigation, including attorney fees.

     This Note is secured by a Pledge Agreement of even date herewith.

                                        AMERICAN FIRE RETARDANT CORP.,
                                        INC., a Nevada corporation

                                        By:  _____________________________
                                             RANDY W. BETTS, CFO


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